Exhibit 99.1

ADVA Optical Networking Enters Into
Agreement to Acquire MRV Communications, Inc.

Strategic Purchase Will Strengthen Product
Portfolio and Expand Customer Footprint

Munich, Germany and Chatsworth, California, USA. July 2, 2017. ADVA Optical Networking (FSE: ADV) today announced that it has entered into a definitive agreement to acquire MRV Communications, Inc. (NASDAQ: MRVC). Under the terms of the agreement, ADVA Optical Networking will make a tender offer of USD 10.00 per share for all the outstanding common stock of the California-based provider of innovative network solutions for data center operators, service providers and enterprises. The offer equates to an aggregate purchase price of USD 69 million and has been approved and unanimously recommended by both the board of directors of ADVA Optical Networking and the board of directors of MRV Communications, Inc.

The acquisition is subject to customary closing conditions, including the tender of at least a majority of MRV Communications, Inc. outstanding shares of common stock. If successful, the acquisition will further strengthen ADVA Optical Networking’s portfolio of optical, Ethernet and software solutions and expand its customer base, especially in non–European regions. In 2016, MRV Communications, Inc. recorded revenues of USD 80.3 million. For the quarter ending March 31, 2017, MRV Communications, Inc. reported revenues of USD 21.2 million, cash and cash equivalents of USD 21.7 million and listed no debt.

“MRV Communications, Inc. is a company that shares many of our values. It’s a company that has built a strong reputation focused on customer success and satisfaction. Over 29 years, it has driven some key innovations and played an important role in shaping our industry,” said Brian Protiva, CEO, ADVA Optical Networking. “That’s why we signed a definitive agreement to acquire it today. We believe there’s a strong synergy between our two companies. MRV Communications, Inc.’s technology and talent will strengthen our own product set and help us to deliver even more value to our customers. Our combined teams present the marketplace with an incredibly compelling skillset and technology base.”

ADVA Optical Networking’s acquisition of MRV Communications, Inc. will, if completed, be the second significant acquisition it has made in as many years. In 2016, the company successfully acquired Overture Networks to strengthen its Carrier Ethernet portfolio and create one of the industry’s most successful NFV product suites – Ensemble. Earlier this year, Ensemble was selected by Verizon to drive its virtual uCPE solution. ADVA Optical Networking’s continued success across a range of customer segments led to the posting of record Q1 revenues in April 2017. ADVA Optical Networking’s acquisition of MRV Communications, Inc. is subject to customary conditions and is expected to be completed in August or September of 2017.

“The networking industry is experiencing one of the most exciting and tumultuous phases in its history. The pace of innovation has never been faster or more demanding. To continue to exceed customer expectations and outperform network demands, we must use every possible advantage,” said Uli Dopfer, CFO, ADVA Optical Networking. “Our acquisition of MRV Communications, Inc. will help us to do this. It not only strengthens our cloud access portfolio, but it also opens the door to new customers. There can be no question that this acquisition will present many new business opportunities, especially for communication service providers who are seeking to explore the possibilities of virtualized network services. Together, ADVA Optical Networking and MRV Communications, Inc. present an exciting networking force.”

Cowen and Company, LLC is acting as financial adviser to MRV Communications, Inc.  Norton Rose Fulbright LLP is serving as MRV Communications, Inc.’s legal adviser. Hogan Lovells is serving as ADVA Optical Networking’s legal advisor.

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Further Information:
The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of MRV Communications, Inc. common stock. At the time the tender offer is commenced, ADVA Optical Networking will file a tender offer statement and MRV Communications, Inc. will file a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission (the “SEC”). MRV COMMUNICATIONS, INC. SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER AND SOLICITATION/RECOMMENDATION DOCUMENTS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT MRV COMMUNICTIONS, INC. SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES. These documents will be available for free at the SEC’s website and by directing a request to either ADVA Optical Networking, Campus Martinsried, Fraunhoferstraße 9a, 82152 Martinsried/Munich, Germany or MRV Communications, Inc. 20520 Nordhoff Street, Chatsworth, CA  91311.

This release contains forward-looking statements about ADVA Optical Networking and MRV Communications, Inc. and their respective subsidiaries and businesses. These include, without limitation, those concerning the strategy of an integrated group, future growth potential of markets and products, profitability in specific areas, the future product portfolio, development of and competition in economies and markets of the group.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of ADVA Optical Networking’s and MRV Communications, Inc.’s control, are difficult to predict and may cause actual results to differ significantly from any future results expressed or implied in the forward-looking statements in this release.

While ADVA Optical Networking and MRV Communications, Inc. respectively believe that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause actual results or ratings to differ materially from those assumed hereinafter. ADVA Optical Networking and MRV Communications, Inc. undertake no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

About ADVA Optical Networking
ADVA Optical Networking is a company founded on innovation and driven to help our customers succeed. For over two decades, our technology has empowered networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at: www.advaoptical.com.

About MRV Communications, Inc.
MRV Communications, Inc. (NASDAQ: MRVC) enables service providers, data center operators and enterprises to make their networks smarter, faster and easier to operate. MRV Communications, Inc.’s end-to-end portfolio includes innovative packet, optical and software platforms designed for flexibility and reliability. To learn more about MRV Communications, Inc. visit www.mrv.com.

Published By:
ADVA Optical Networking SE, Munich, Germany
www.advaoptical.com

MRV Communications, Inc., Chatsworth, California, USA
www.mrv.com

For ADVA Optical Networking Press Inquiries:
Gareth Spence
t +44 1904 699 358
public-relations(at)advaoptical.com

For ADVA Optical Networking Investor Inquiries:
Stephan Rettenberger
t +49 89 890 665 854
investor-relations(at)advaoptical.com

For MRV Communications, Inc. Press Inquiries:
Adam Scheer
t + 1 (609) 216-4687
ascheer@mrv.com

For MRV Communications, Inc. Investor Inquiries:
Cathy Mattison/Kirsten Chapman, LHA Investor Relations
t +1(415)-433-3777
ir@mrv.com